EXHIBIT (a)(1)(x)

Press Release dated September 25, 2002.

     Louisville, Kentucky, September 25, 2002. ORIG, LLC announced today that the issuer tender offer for up to 2,000 Limited Partnership Interests in NTS-Properties III, which commenced on May 10, 2002, as amended on June 7, 2002, July 8, 2002, July 17, 2002, August 7, 2002 and August 30, 2002, expired on September 16, 2002.

     The final results of the Offer are as follows: As of September 16, 2002, a total of 669 Interests were tendered pursuant to the Offer. The Offeror exercised their right under the terms of the Offer to purchase up to 2,000 Interests, and all 669 Interests were accepted by the Offeror, without proration. ORIG, LLC purchases 669 Interests at a price of $315.00 per Interest.